SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*


                                CLST Holdings, Inc.
                -------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                -------------------------------------------------
                         (Title of Class of Securities)


                                    150925204
                     ---------------------------------------
                                 (CUSIP Number)


                              RED OAK PARTNERS, LLC
                            Attention: David Sandberg
                          145 Fourth Avenue, Suite 15A
                               New York, NY 10003
                            Telephone: (212) 614-8952

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 9, 2009
                -------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 2 of 17 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David Sandberg

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  4,561,554
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  4,561,554

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.19%**

14   TYPE OF REPORTING PERSON

     IN

_________________________________
**	Based on 20,553,205 shares of common stock of CLST Holdings, Inc.
outstanding at October 8, 2008, as reported in CLST Holdings, Inc.'s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008 filed with the Securities and Exchange Commission on October 14, 2008.

                                Page 3 of 17 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Red Oak Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  4,561,554
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  4,561,554

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,561,554

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.19%**

14   TYPE OF REPORTING PERSON

     OO

                                Page 4 of 17 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The Red Oak Fund, LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  3,341,106
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  3,341,106

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,341,106

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.26%**

14   TYPE OF REPORTING PERSON

     PN


                                Page 5 of 17 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Pinnacle Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  960,448
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  960,448

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     960,448

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.67%**

14   TYPE OF REPORTING PERSON

     OO

                                Page 6 of 17 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Pinnacle Fund, LLLP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  960,448
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  960,448

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     960,448

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.67%**

14   TYPE OF REPORTING PERSON

     PN

                                Page 7 of 17 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Bear Market Opportunity Fund, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  260,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  260,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     260,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.27%**

14   TYPE OF REPORTING PERSON

     PN

                                Page 8 of 17 pages

ITEM 1.  Security and Issuer.

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share ("Common Stock"), of CLST Holdings, Inc., a corporation duly organized under the laws of the state of Delaware (the "Company"). The Company's principal executive offices are located at 17304 Preston Road, Suite 420, Dallas, Texas, 75252.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this statement on
Schedule 13D (the "Reporting Persons") are:

	The Red Oak Fund, LP, a Delaware limited partnership ("Red Oak Fund");

	Pinnacle Fund, LLLP, a Colorado limited liability limited partnership ("Pinnacle Fund");

	Bear Market Opportunity Fund, L.P., a Delaware limited partnership
("Bear Fund");

	Pinnacle Partners, LLC, a Colorado limited liability company ("Pinnacle Partners");

	Red Oak Partners, LLC, a New York limited liability company ("Red Oak Partners"); and

	David Sandberg, a United States citizen.


	This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners. Red Oak Partners (i) manages Red Oak Fund and Bear Fund and (ii) is general partner of Pinnacle Partners, which manages Pinnacle Fund (each of Pinnacle Fund, Red Oak Fund and Bear Fund, a "Fund" and, collectively, the "Funds"). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement. Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

	The principal office or business address of Red Oak Fund, Red Oak Partners and David Sandberg is 145 Fourth Avenue, Suite 15A, New York, NY 10003. The principal office or business address of Pinnacle Partners and Pinnacle Fund is 32065 Castle Court, Suite 100, Evergreen, CO 80439. The principal office or business address of Bear Fund is 112 E. Pecan Street, Suite 806, San Antonio TX 78205.

	(d)-(e)	During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source of cash funds for the purchased securities was working capital of the Funds, and the amount of funds totaled $1,100,278.65.

ITEM 4.  Purpose of Transaction.

	The Reporting Persons purchased the Common Stock subject to this Statement for investment purposes. The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without

                                Page 9 of 17 pages
limitation, the financial performance of the Company, the availability and price of the Common Stock or other securities related to the Company, and other general market and investment conditions, the Reporting Persons may determine to:


	- acquire additional Common Stock through open market purchases or otherwise;
	- sell Common Stock through the open market or otherwise; or
	- otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.

In December 2008, David Sandberg and Red Oak Partners approached the Board of Directors of the Company, on behalf of the Funds, about the Reporting Persons' potential interest in making a substantial investment in the Company's Common Stock. On February 3, 2009, Red Oak Fund announced its plan to commence a tender offer to acquire up to 70% of the outstanding shares of the Company. On February 6, 2009, the Company announced that it had adopted a "poison pill" rights plan that Red Oak Partners determined would make Red Oak Fund's planned tender offer infeasible. As such, Red Oak Fund announced on February 9, 2009, that it had abandoned its intention to make a tender offer. None of the Reporting Persons acquired any shares in the Company from the time Red Oak Fund announced its tender offer until such time as Red Oak Fund had announced that it had abandoned its intention to make a tender offer.

On Friday, February 13, 2009, Mr. Sandberg, Red Oak Partners and Red Oak Fund received notice that the Company had filed a lawsuit against them alleging certain violations of securities laws. On Tuesday, February 17, 2009, Mr. Sandberg received an email, attached in redacted form as Exhibit A, from Robert Kaiser, the Company's Chief Executive Officer, offering to stay the Company's legal proceedings against Mr. Sandberg, Red Oak Partners and Red Oak Fund, provided that they comply with certain conditions and enter into a nondisclosure agreement that would require, among other things, that they refrain from taking actions to influence the Company's management. On Wednesday, February 18, 2009, Mr. Sandberg, Red Oak Partners and Red Oak Fund, sent a letter, attached as Exhibit B, rejecting the Company's conditions and setting the factual record straight with respect to the allegations contained in the Company's lawsuit.

As part of the Reporting Persons' ongoing review of their investments in the Common Stock, the Reporting Persons have participated, and intend to participate, in discussions with various parties, including, without limitation, the Company's Board of Directors, management or representatives, other shareholders and other persons or entities, regarding the Company's affairs and strategic alternatives.

The Reporting Persons intend to seek more information about the Company's compensation plans, investments and relationships with third parties.

The Reporting Persons have proposed that the Company implement the Company's Plan of Dissolution, which had previously been approved by the Company's stockholders in 2007. If the Reporting Persons proposals are adopted, the Company would cease to be quoted on any inter-dealer quotation system and would eventually be liquidated.

                                Page 10 of 17 pages

Based on the above discussions or inquiries that the Reporting Persons may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Common Stock or other securities related to the Company, and other general market investment conditions, the Reporting Persons or one of their affiliates may determine to pursue various strategic alternatives in respect of their investments in the Company. Such actions may include, without limitation, direct or indirect participation in the following:

	- forming and discussing plans related to the Company;
	- making recommendations to the Company's Board of Directors and management of the Company concerning various business strategies, strategic transactions or other matters;
	- taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Company, including, without limitation, by changing the Company's present management and/or Board of Directors, changing the term or number of directors, or filling any vacancies on the Board of Directors, as such vacancies may arise from time to time; or
	- redeeming the Company's "poison pill" rights agreement.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by any Reporting Person or one of their affiliates, as applicable. Except as contemplated in this Item 4, no Reporting Person has any plans or proposals of the types referred to in this Item 4 of Schedule 13D.


ITEM 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of the Company's outstanding shares of Common Stock reported owned by each Reporting Person is based on the 20,553,205 shares of Common Stock outstanding as of October 8, 2008, as reported directly by the Company on its 10-Q for the quarter ended August 31, 2008. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly by such Reporting Person.

Red Oak Partners beneficially owns 4,561,554 shares of Common Stock, representing 22.19% of all the outstanding shares of Common Stock. Red Oak Fund is controlled by Red Oak Partners. Red Oak Partners manages Bear Fund and makes its investment decisions. Pinnacle Fund is controlled by Pinnacle Partners, which is controlled by Red Oak Partners. Therefore, Red Oak Partners may be deemed to beneficially own (i) the 3,341,106 shares of Common Stock held by Red Oak Fund, (ii) the 960,448 shares of Common Stock beneficially owned by Pinnacle Partners through Pinnacle Fund, and (iii) the 260,000 shares of Common Stock held by Bear Fund.

Mr. Sandberg beneficially owns 4,561,554 shares of Common Stock, representing 22.19% of all the outstanding shares of Common Stock. Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 4,561,554 shares of Common Stock beneficially owned by Red Oak Partners through Pinnacle Partners and the Funds.

Pinnacle Partners beneficially owns 960,448 shares of Common Stock, representing 4.67% of all the outstanding shares of Common Stock. Pinnacle Partners, as the general partner of Pinnacle Fund may be deemed to beneficially own the 960,448 shares of Common Stock held by Pinnacle Fund.

Red Oak Fund may be deemed to beneficially own 3,341,106 shares of Common Stock, representing 16.26% of all the outstanding shares of Common Stock. Pinnacle Fund may be deemed to beneficially own 960,448 shares of Common Stock, representing 4.67% of all the outstanding shares of Common Stock. Bear Fund may be deemed to beneficially own 260,000 shares of Common Stock, representing 1.27% of all the outstanding shares of Common Stock.

                                Page 11 of 17 pages

         (b)	  Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 3,341,106 shares of Common Stock held by Red Oak Fund and (ii) the 260,000 shares of Common Stock held by Bear Fund. Each of Red Oak Partners, David Sandberg and Pinnacle Partners may be deemed to have shared voting and dispositive power with respect to the 960,448 shares of Common Stock held by Pinnacle Fund. No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

         (c) Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are attached as Exhibit C. As noted under Item 4 above, none of the Reporting Persons acquired any shares in the Company from the time Red Oak Fund announced its tender offer until such time as Red Oak Fund had announced that it had abandoned its intention to make a tender offer.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

	The relationships between Mr. Sandberg, Red Oak Partners, Pinnacle Partners and the Funds are described above under Item 2 above.

ITEM 7.  Material to be Filed as Exhibits.

	Exhibit A: Redacted email correspondence from Robert Kaiser to David Sandberg dated February 17, 2009

	Exhibit B:  Letter from David Sandberg to Robert Kaiser dated February
18, 2009

	Exhibit C: Transactions in the past sixty days with respect to the Company's Common Stock

                                Page 12 of 17 pages

                                   SIGNATURES

         After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2009

/s/ David Sandberg
-------------------------
David Sandberg


Red Oak Partners LLC

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


Pinnacle Partners, LLP
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


The Red Oak Fund, L.P.
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

Pinnacle Fund, LLLP
By: Pinnacle Partners, LLC, its general partner
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

Bear Market Opportunity Fund, L.P.
By: Red Oak Partners, LLC, its investment advisor

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

                                Page 13 of 17 pages

								Exhibit A
             REDACTED EMAIL CORRESPONDENCE FROM ROBERT KAISER
                TO DAVID SANDBERG DATED FEBRUARY 17, 2009

From: Robert [mailto:[REDACTED]]
Sent: Tuesday, February 17, 2009 12:44 PM
To: David Sandberg
Cc: [REDACTED]
Subject: NDA

David

As you know, we have filed suit against you and your investment entities in Federal District Court in Dallas. We are prepared to go before the judge and seek a temporary restraining order against you, enjoining violation of the securities laws. However, we are also prepared to stay our proceedings temporarily for the purpose of discussing matters with you on the following conditions.

1] You immediately disclose to us the full extent of your record and beneficial holdings of our securities

2] You immediately disclose to us the identity of all record and beneficial stockholders with whom you have had discussions in the last 20 days

3] You sign the NDA sent to you yesterday without modification and return it to us by electronic mail.

Sincerely,

Robert Kaiser

                                Page 14 of 17 pages

								Exhibit B
		LETTER FROM DAVID SANDBERG TO ROBERT KAISER
			 DATED FEBRUARY 17, 2009

			  Red Oak Partners, LLC
		       145 Fourth Avenue, Suite 15A
			   New York, NY 10003


Robert Kaiser, Chief Executive Officer
CLST Holdings, Inc.
17304 Preston Road, Suite 420
Dallas, Texas  75252


February 18, 2009

Dear Mr. Kaiser:

I am aware of the lawsuit that CLST Holdings, Inc. ("CLST") filed on February 13, 2009 against Red Oak Partners, LLC and certain of its affiliates (collectively, "Red Oak") alleging that Red Oak violated various securities laws and requesting that Red Oak return CLST's shareholder list and cease buying shares in CLST. I also received your email sent Tuesday, February 17th in which you reminded me of the lawsuit and offered to stay the legal proceedings provided that Red Oak (i) immediately disclose to you its holdings of CLST securities, (ii) immediately disclose to you the identity of all CLST stockholders with whom Red Oak has had discussions in the last 20 days and
(iii) sign a non-disclosure agreement under which, among other things, Red Oak would agree not to vote its shares for a certain period of time.

Responding first to your email, although Red Oak would like to engage in productive discussions with CLST's board and management, some of the terms you propose are obviously unacceptable. Red Oak is not willing to sign the standstill agreement you proposed "without modification" as you insisted, because that would deprive it of important stockholder rights. With respect to your request that Red Oak disclose to you its holdings, Red Oak intends to comply with its legal obligations to disclose its beneficial ownership in CLST by filing a timely Schedule 13D with the Securities and Exchange Commission.

With respect to your lawsuit, first and foremost, the lawsuit is entirely meritless and the claims for relief, as discussed below, are moot. As I will outline below, your allegations simply do not represent the reality of Red Oak's fully lawful activities. Moreover, CLST's lawsuit appears to be another thinly veiled attempt by management to entrench itself in a shell company that has no ongoing business, to retain benefits that we regard as improperly conferred and taken, and to continue to deny CLST shareholders access to any meaningful liquidity opportunity.

Red Oak's intention has been, and continues to be, to promote more accountable corporate governance at CLST, and to return value to CLST's shareholders. As such, Red Oak will not sign your proposed nondisclosure agreement under which Red Oak for ninety (90) days would not be permitted participate in any proxy solicitations or otherwise act to effect much needed reforms at CLST. As you are aware, CLST did not call an annual meeting in 2008 nor has it announced definitive plans to hold one in 2009. Red Oak currently intends to do what it


                                Page 15 of 17 pages
can to require the holding of these meetings or to call a special meeting and to cause CLST to take all necessary action to hold these meetings. Red Oak further intends to consider nominating directors that we believe will in good faith seek the best interests of all of CLST's shareholders. If you believe there are good reasons we should not do so, please advise us.

As I mentioned above, CLST's lawsuit makes claims which suggest management has seriously misunderstood, distorted or misinterpreted the factual record. Here is what actually occurred, much of which you already know:

Various shareholders who were disappointed with CLST's management approached Red Oak asking if Red Oak would be interested in buying their shares. On February 3, 2009, Red Oak announced that it intended to commence a tender offer for up to seventy percent (70%) of CLST's outstanding shares. Red Oak ceased all purchase activity in CLST and the allegation in your complaint that Red Oak purchased 401,000 shares on February 6, 2009 is incorrect as our Schedule13D will show. As you know, we requested that CLST provide Red Oak with a shareholder list so that Red Oak would have been able to send out the tender offer documents, when available, to the shareholders. CLST management stalled on this request until Friday, February 6 when the company announced its "poison pill" rights plan.

As you are aware, the poison pill made it totally infeasible for Red Oak to provide shareholders with a liquidity opportunity through a tender offer because under the terms of the poison pill the closing of the tender offer would have triggered a major dilution of Red Oak's holdings. Your poison pill worked, and Red Oak announced on Monday, February 9 that it had abandoned its intention to commence the tender offer. In compliance with applicable law and as trading records can confirm, Red Oak made no trades in CLST's shares on any time from its announcement on February 3 through Red Oak's February 9 announcement that it had terminated its intention to make a tender offer.

After CLST announced the poison pill and forced Red Oak to abandon its tender offer plans, Red Oak had initially contemplated forming a group among CLST's shareholders who might agree to vote together to change CLST's direction. Instead, after Red Oak received multiple calls from shareholders wanting to sell their CLST shares, Red Oak determined to increase its position in CLST.
In response to these calls, from February 9 to February 13, Red Oak negotiated on an individual basis with the shareholders who approached Red Oak and bought shares at a variety of prices. None of the persons who wanted to sell was told of the other negotiations or was told Red Oak had any numerical goal or deadline. Red Oak also made purchases of CLST shares over the open market and contacted two investors (one of whom sold shares to Red Oak) whose holdings and contact information were available via public filings. Red Oak did not contact anybody listed on the shareholder list you had provided.

I think that this makes it clear there was no disguised "tender offer" going on. There was no plan to buy from the holders who called us, as Red Oak had no prior knowledge that they would call, and there was no coordination of Red Oak's purchases. The purchases were at varying prices and made without publicity. We can, if appropriate, provide you the information to verify these statements.

                                Page 16 of 17 pages

Your lawsuit seeks two forms of relief: return of the stockholder list and a cessation of purchases. Red Oak has already returned the shareholder register to CLST via overnight courier as requested. As long as the poison pill is in effect, Red Oak does not currently intend to acquire any additional shares.

We hope that this brief history will help clarify Red Oak's entirely lawful
actions with respect to CLST's securities.   When I previously approached you
back in December, Red Oak was open to friendly negotiations with CLST's board and management. Notwithstanding all of the actions taken by CLST, Red Oak is still interested in such discussions today. Perhaps a conference between us would be an appropriate next step. While you consider this suggestion, in the interim we will temporarily refrain from actions to compel the holding of your 2008 stockholder meeting and from filing a shareholder derivative action to hold you accountable for what we regard as breaches of your duties to your stockholders.

Sincerely,

David Sandberg

General Partner, Red Oak Partners, LLC

                                Page 17 of 17 pages

								Exhibit C
		     TRANSACTIONS IN THE PAST SIXTY DAYS
		 WITH RESPECT TO THE COMPANY'S COMMON STOCK

Trade Date	Txn Type	Quantity	Unit Cost

Pinnacle Fund LLLP
1/15/2009	Buy		2,500		0.1500
2/2/2009	Buy		2,500		0.1450
2/3/2009	Buy		210,000		0.1100
2/9/2009	Buy		122,512		0.2297
2/9/2009	Buy		172,181		0.2300
2/10/2009	Buy		44,520		0.2300
2/11/2009	Buy		3,150		0.2300
2/12/2009	Buy		11,781		0.2300
2/12/2009	Buy		167,339		0.2400
2/13/2009	Buy		69,825		0.3237
2/13/2009	Buy		154,140		0.4000

Bear Market Opportunity Fund LP
2/3/2009	Buy		65,000		0.1100
2/9/2009	Buy		195,000		0.2297

Red Oak Fund LP
1/15/2009	Buy		2,500		0.1500
1/28/2009	Buy		1,800		0.1800
2/2/2009	Buy		2,500		0.1450
2/3/2009	Buy		725,000		0.1100
2/9/2009	Buy		265,881		0.2297
2/9/2009	Buy		647,729		0.2300
2/10/2009	Buy		167,480		0.2300
2/11/2009	Buy		11,850		0.2300
2/12/2009	Buy		44,319		0.2300
2/12/2009	Buy		629,512		0.2400
2/13/2009	Buy		262,675		0.3237
2/13/2009	Buy		579,860		0.4000